Exhibit 99.(a)(5)(VV)

Telephone Conference on the Release of
E.ON AG’s Interim Report for January 1 – September 30, 2006

Düsseldorf, November 8, 2006

Presentation by:

Dr. Wulf H. Bernotat

Chairman of the E.ON AG Board of Management and CEO

Please check against delivery

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Ladies and gentlemen, welcome to today’s telephone conference in which we’ll again be reporting on the E.ON Group’s positive performance. In the first three quarters of 2006, we increased sales by 25 percent to €49.5 billion and adjusted EBIT by 10 percent to €6.1 billion. Net income of €2.6 billion was 59 percent below the high prior-year figure. We continue to expect full-year adjusted EBIT to surpass the high prior-year level. As anticipated, we will not repeat the extraordinarily high net income figure posted in 2005.

There’s also a positive development in our planned acquisition of Spanish energy utility Endesa. A few days ago, we reached an important milestone. Our appeal against the conditions set by the National Energy Commission (CNE) was successful. As you know, late last week Spain’s Industry Ministry amended several critical aspects of the CNE’s conditions. Most importantly, the revised conditions no longer contain any asset-disposal requirements. On this basis, we’ve accepted the ministry’s decision.

This development demonstrates that resolutely pursuing our objectives has paid off. We’re now working hard to bring the transaction to a successful conclusion. This week we’ll file for Spain’s stock-market regulator (CNMV) to approve our offer. The CNMV will make its decision next week. It’s time to finally give Endesa shareholders the opportunity to decide for themselves. Our offer of €35 per share is very attractive and above all is—unlike the actions of other—an offer to all shareholders. It also creates excellent prospects to Endesa’s employees and customers.

Our entry into the Spanish market would play a key role in creating a single European energy market. Europe is the right dimension as we try to address the central energy-policy challenges of the future. Strong international players are capable of further enhancing energy security, boosting competition, and doing still more for climate and environmental protection. E.ON is particularly active in addressing these challenges.

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To help secure Europe’s long-term natural gas supply, in late August we concluded agreements with Gazprom for the supply of a total of approximately 400 billion cubic meters of natural gas through 2036. The annual supply volume is equal to one third of E.ON Ruhrgas’s current total procurement. In an environment of keen global competition for natural gas supplies, these agreements enable us to procure Russian natural gas for the European energy market for the long term at competitive prices. In the wake of our participation in the Nord Stream pipeline, we’ve made another significant contribution to enhancing Europe’s energy security well into the future.

We’re also committed, primarily in the interest of our customers, to enhancing competition in electricity and natural gas markets. We’ve seized the initiative on this issue, as well. We’re taking a variety of measures to do things like increasing the supply of electricity. If a competitor builds a new power station in our service territory, we see that it’s rapidly connected it to the network. If there are network capacity problems, all power plants—including E.ON power plants—have to reduce their output.

But even when it comes to improving the electricity supply situation we have to act on a European scale. Here, a key prerequisite is to expand Europe’s cross-border electricity transfer capacity. Our first step will be to make available, within the next twelve months, an additional 1,000 megawatts of transfer capacity annually, primarily at the borders to Denmark and the Netherlands. Over the medium term, we intend to further expand our network, thereby creating considerable additional cross-border transfer capacity. By doing so, we’re helping to fulfill an important requirement so that electricity trading can take on a European dimension. Currently, most power exchanges in Europe serve national markets. E.ON will actively foster the combination of these marketplaces into a pan-European alliance of power exchanges.

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We’re certain that vigorous competition in a pan-European energy market will achieve much more than regulatory interventions in national markets. Regulation is only justified where there’s a so-called “natural” monopoly. And in our business that applies only to energy networks. Germany, too, is now regulating network charges. Nearly all of our electricity and natural gas network operators have received rulings from Germany’s Federal Network Agency. Overall, the reductions are significant. On average, our electricity network charges were cut by more than 13 percent and our gas network charges by 10 to 12 percent compared with the costs we had filed. The reductions represent a major commercial challenge. We will pass these reductions on to our customers and accept the rulings, although the reductions are based on an interpretation of the Network Charges Ordinances that’s unfavorable to us.

Despite the substantial financial burdens of the new regulatory regime, we will stand by our investment commitments, including our network investments. What’s more, we’ve set ambitious targets for refining energy technology that go beyond our current investment plan. We want to set new standards for energy efficiency, climate protection, and environmental performance. We plan to build the world’s most modern coal-fired power plant (with an unprecedented efficiency rating of over 50 percent), pilot clean-coal generating units, and further develop renewable energy technologies—from offshore wind farms to injecting biogas into the natural gas network. We’ve also launched an international energy research initiative in which we’ll invest €100 million over the next ten years. This includes €40 million for the E.ON Energy Research Institute which we’re establishing in partnership with RWTH Aachen University. We aim to achieve new milestones in the research of efficient, climate-friendly energy technologies. The environment—and E.ON—will benefit. Using the best technologies available will remain an important foundation of our success into the future.

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Our initiatives for further developing the energy sector demonstrate that our view extend much further than the outlook in our financial reports. Strategic growth initiatives like the acquisition of Endesa, acting now to secure natural gas supplies for the long term, and spurring technological advances lay the groundwork for sustained further development of our company. It’s an ambitious agenda, but one for which E.ON is well suited.

Thank you for your attention. Erhard Schipporeit will now give you a detailed look at our results.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211-4579-4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in

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Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.